September 26, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street,

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 7 to Registration Statement on Form S-4
Filed June 30, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 6, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 8 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form S-4/A filed June 30, 2023

What is the “PIPE Investment”?, page 12

1. Please update here and elsewhere to reflect the current status of your PIPE Investment.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Company updated all references to a PIPE Investment in the Amendment to reflect the fact that the Company and Graphjet entered into a binding term sheet for a $10 million PIPE Investment on September 16, 2023.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

2. We note your updated disclosures in response to prior comment 1. Please address the following and revise as necessary:

●	Refer to the statement on page 169 that “the combined entity expects to have no less than approximately $5.5 million of cash at or after closing of the Business Combination.” Revise to disclose the specific redemption level assumed for the cash balance projection or remove this sentence.
●	Refer to Adjustment B on page 170. Tell us how you concluded it is appropriate to make the payment of $4.0 million of deferred underwriters fees from the trust account. In this regard, we note from your disclosure on page 24 of the Form S-1 filed on November 9, 2021 that the per-share amount you will distribute to investors will not be reduced by the deferred underwriting commissions you will pay to the underwriters.
●	Refer to Adjustment K on page 170, and explain how it is appropriate to record Payables to Public Shareholders under Maximum Redemption of $4.5 million.
●	In this regard, tell us how your presentation and accounting treatment is consistent with the redemption rights of your public shareholders in connection with the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has addressed each bulletpoint in this comment as follows:

●	With regard to the Staff’s first bulletpoint, the Company removed the sentence on page 169.

●	Regarding the propriety of paying the deferred underwriters fees from the trust account, in view of the language in the Company’s Form S-1 that provides,

“The amount in the trust account is initially anticipated to be $10.15 per public share, however, there is no guarantee that investors will receive $10.15 per share upon redemption. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by deferred underwriting commissions we will pay to the underwriters,” (the “Referenced Language)

… we respectfully submit that the Referenced Language in the Form S-1 does not contradict with the Registration Statement language providing for the payment of the deferred underwriters fees from the trust account. The Referenced Language does not prohibit the payment of deferred underwriting commissions. Instead, the Referenced Language declares that the amount available in the trust account to honor redemptions will not be first reduced for the payment of deferred underwriting commissions. Thus, we respectfully submit further that we believe the Referenced Language is clear that once redemptions, if any, are honored in connection with the special meeting to vote for the business combination, any amounts remaining in the trust account are available to fund expenses include the deferred underwriting commission.

●	Regarding how it is appropriate to record Payables to Public Shareholders under Maximum Redemption of $4.5 million, the Amendment is corrected to reflect that there are no payables to public shareholders.

●	Regarding how our presentation and accounting treatment is consistent with the redemption rights of our public shareholders in connection with the business combination, as corrected reflect that there are no payables to public shareholders and pursuant to our clarification that the payment of the deferred underwriters fees from the trust account would occur only after any and all redemptions are honored properly from the trust account.

General

3. We note your disclosures regarding your SEPA. Please revise your disclosure to address the following items:

●	Please revise to disclose the total potential dilutive impact of the SEPA at each of the redemption levels detailed in your sensitivity analysis.
●	Please revise the Background of the Business Combination to include a discussion of negotiations relating to the SEPA.
●	We note your disclosure on page 169 that you expect to issue and sell Combined Entity Class Ordinary shares in the aggregate gross purchase price of approximately $7 million under the executed SEPA after Closing to pay certain expenses. Please clarify, if true, that the referenced anticipated $7 million is part of the $200 million financing. Please update your disclosure on page 35 and elsewhere.
●	Please revise your Questions and Answers about the Business Combination section to include a discussion of the SEPA financing.
●	Please revise your risk factor on page 52 to include a risk factor indicating that the SEPA shares issued at a discount could result in negative pressure on your stock price following the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it was a condition of the binding $10 million PIPE Investment that the Company and Graphjet terminate the SEPA. The SEPA was terminated on September 21, 2023. In view of the termination of the SEPA, in the Amendment, the Company has addressed each bulletpoint raised by the Staff, as follows:

●	The Amendment reflects the disclosure of the total potential dilutive impact of the PIPE Investment in a private placement to acquire Energem Ordinary Shares before the closing of the business combination that convert to 1,000,000 Combined Entity Ordinary Shares at the closing at each of the redemption levels detailed in our sensitivity analysis.
●	We included a discussion of negotiations relating to the PIPE on page __.
●	The Amendment removes references to the anticipated $7 million sought after Closing of the Business Combination in connection with the SEPA and references the $10 million PIPE Investment only.
●	We revised the Q&As to include a discussion of the PIPE Investment on page [13].
●	The Company added a risk factor on page [53] of the Amendment that addresses the issuance of the Energem Ordinary Shares before the closing of the business combination that convert to 1,000,000 Combined Entity Ordinary Shares at the closing at a $10.00 price which may be at a discount and could result in negative pressure on our stock price after the closing of the Business Combination.

*****

If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer

Energem Corp.